03014339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

SEC FILE NUMBER
8-46668

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SIA Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Wells Fargo Center, 90 South Seventh Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Boston — 612-359-2558
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South Seventh Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul E. Rasmussen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIA Securities Corp., as of December 31, ~~19~~ 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KELLY K. BOSTON
NOTARY PUBLIC-MINNESOTA
My Comm. Expires Jan. 31, 2005

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SIA SECURITIES CORP.

Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

SIA SECURITIES CORP.

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
SIA Securities Corp.:

We have audited the accompanying statement of financial condition of SIA Securities Corp. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SIA Securities Corp. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 28, 2003

SIA SECURITIES CORP.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	42,343
Investments in Mutual Funds, at market (note 1)		19,920
Receivable from SIA (note 3)		17,807
Total assets	$	80,070

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable	$	6,869
Stockholders' equity:		
Common stock, $0.01 par value. Authorized 1,000,000 shares; issued and outstanding 50,000 shares		500
Additional paid-in capital		84,500
Accumulated deficit		(11,799)
Total stockholders' equity		73,201
Total liabilities and stockholders' equity	$	80,070

See accompanying notes to financial statement.

SIA SECURITIES CORP.

Notes to Financial Statement

December 31, 2002

(1) Nature of Business and Significant Accounting Policies

(a) *Nature of Business*

SIA Securities Corp. (the Company) is a 75%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is a registered broker-dealer in securities whose primary objective is the promotion and marketing of the Sit Mutual Funds (the Mutual Funds), a group of no-load mutual funds for which SIA is the investment adviser. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents include all cash accounts, money market mutual funds, and short-term investments with maturities of three months or less.

(c) *Valuation of Investments*

Investments in the Mutual Funds are recorded at market value using public market quotations.

(d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2002, the Company had net capital of $48,595, which was $43,595 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 14.1%.

(3) Management Agreement and Related Parties

The Company has a management agreement with SIA whereby SIA pays most of the Company's operating expenses and provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a quarterly management fee to SIA. Under the management agreement, the Company pays legal and registration costs. However, at their discretion, SIA may voluntarily reimburse the Company for any incurred operating expenses. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company.

(Continued)

(4) Income Taxes

The Company has established a valuation allowance for the deferred tax asset associated with the operating loss generated during 2001. This valuation allowance results in a net deferred tax asset of $0 as of December 31, 2002.

(5) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.